Goldman, Sachs & Co.

200 West Street

New York, New York 10282

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

December 10, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Ivan Griswold, Staff Attorney Division of Corporation Finance

Re:	Nimble Storage, Inc. Form S-1 Registration Statement on Form S-1 (File No. 333-191789)

Ladies and Gentlemen:

As representatives of the several underwriters of Nimble Storage, Inc. (the “Company”) in connection with the proposed initial public offering of the Company’s common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Time, on December 12, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated December 2, 2013, through the date hereof:

Preliminary Prospectus dated December 2, 2013:

7,659 copies to prospective underwriters (of which there are seven), institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page Follows]

Very truly yours,

GOLDMAN, SACHS & CO.
MORGAN STANLEY & CO. LLC

Acting on behalf of themselves and as the Representatives of the several Underwriters.

GOLDMAN, SACHS & CO.

By:	/s/ Kenneth L. Hirsch
Name:	Kenneth L. Hirsch
Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Sterling Wilson
Name:	Sterling Wilson
Title:	Executive Director

[Signature Page to Underwriters’ Acceleration Request]